July 12, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention:  John P. Nolan

Re:	QCR Holdings, Inc.
Form 10-K for Fiscal Year Ended
December 31, 2012
Filed March 11, 2013
Schedule 14A
Filed March 20, 2013
File No. 000-22208

Dear Mr. Nolan:

We are in receipt of your letter dated July 1, 2013 (the “Comment Letter”) concerning the above-captioned filing of QCR Holdings, Inc. (the “Company”) and hereby submit the following responses to the comments contained therein.  Set forth below are the comments contained in the Staff’s letter and immediately below each comment is the response with respect thereto.  Please note the numbered items below correspond to the number of the corresponding comment (set forth in bold italics below) from the comment letter.

Form 10-K for Fiscal Year Ended December 31, 2012

QCR Holdings, Inc. and Subsidiaries Consolidated Financial Statements

Note 21.  Acquisition of 20% Noncontrolling Interest in m2 Lease Funds, page 120

1.
Please tell us and revise future filings to disclose the authoritative basis upon which you relied in determining the appropriateness of recording the excess of the purchase price and the related acquisition costs over the book value of the acquired noncontrolling interests as a reduction in additional paid in capital. In your response, separately address your accounting treatment of the excess purchase price and your accounting treatment of the acquisition costs.

Per Topic 810-10 Consolidation of the Financial Accounting Standard Board’s Accounting Standards Codification, increases in the parent’s ownership interest in its subsidiary (e.g. purchase of additional ownership interests by the parent) should be accounted for as an equity transaction as follows: (a) adjust the noncontrolling interest to reflect the change in the corresponding ownership interest and (b) adjust the parent’s additional paid-in capital to reflect the difference between the noncontrolling interest  and the consideration paid.  We accounted for the excess purchase price in accordance with Topic 810-10-45-23.

Regarding the acquisition costs, we incurred approximately $26 thousand of costs related to this acquisition and accounted for the costs as a reduction to additional paid-in capital.  While the codification does not have guidance specifically on point relative to transaction costs, ASC 810-10-45-23 indicates that a transaction should be accounted for as an equity transaction, which could be read to mean that transaction costs are included within equity. Conversely it also goes on to state that “any difference between the fair value of the consideration paid and the amount by which the noncontrolling interest is adjusted shall be recognized in equity attributable to the parent.” Because transaction costs are not an element of the fair value of the consideration paid, this sentence could be read to mean that transaction costs should be expensed as incurred. In researching implementation guidance published by some of the Big 4 accounting firms, they indicate that based on conversations with the SEC staff and the FASB staff, that entities should make a policy election in this regard that is consistently applied and, if material, disclosed in the footnotes. We will disclose this authoritative basis in future filings.

Signatures, page 131

2.	In future filing, revise the signature page to identify either the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K.

As required by General Instruction D(2)(a) of Form 10-K, we will revise the signature page to add a signature for the Principal Accounting Officer for future filings.

3.	Advise us whether the person signing as the Principal Financial Officer could also have signed as the Principal Accounting Officer or Controller. If not, explain and amend your signature page.

As Chief Financial Officer, I could also qualify as the Principal Accounting Officer and could have signed in that capacity.  We also have a Controller who would qualify as the Principal Accounting Officer.  As required by General Instruction D(2)(a) of Form 10-K, we will revise the signature page to add a signature for the Principal Accounting Officer for future filings, and our Controller will sign future filings.

Schedule 14A

Transactions With Management and Directors

4.
In future filings, revise the disclosure to state, if true, that all loans were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

In accordance with Instruction 4(c) to Item 404(a) of Regulation S-K, we will revise the disclosure in future filings of Schedule 14A.

5.	Advise us whether you could have made the Item 404(a) disclosure cited above in your 2012 10-K filing. If not, explain.

Yes, we could have made that explicit disclosure in our 2012 10-K filing.  In fact, in our 2012 Form 10-K, under Note 3 of Item 8 Financial Statements, we disclosed loans made in the normal course of business to directors, executive officers, and their related interests including a statement that is consistent with the disclosure language in accordance with Instruction 4(c) to Item 404(a) of Regulation S-K.  We will continue to make this disclosure in future filings.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes the foregoing provides a complete response to the Comment Letter.  If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (309) 743-7745 or TGipple@qcrh.com.

Sincerely, /s/ Todd A. Gipple Todd A. Gipple Executive Vice President, Chief Operating Officer & Chief Financial Officer